Filed by: Whirlpool Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Maytag Corporation
                                                       Commission File No: 1-655



Jeff Fettig on Maytag during the Global Leadership Audioconference held on July 21, 2005:

Clearly our announcement on Sunday night for our proposal to bid to acquire Maytag caught a lot of people by surprise. What we want to try to do is to open it up and field your questions. The things we can answer we will answer. There may be questions that we can't answer. If we can't we'll tell you we can't. But before we do that, let me just give you a little bit of recap of the last four days. I think you've certainly seen a lot of press about this. There's different views out there in the marketplace ... the press and financial about the validity of our bid. But I think that the starting point, as one of our advisors told us, is that you're going to see a lot of things in the paper but just watch what the market does and I think it's frankly overwhelmed us with the response for the Whirlpool stock based on this announcement. Which basically says the financial community views this transaction, if completed, as a significant opportunity for Whirlpool, as we do. As I said earlier, we've been looking at this really ever since it became clear that the Maytag board had decided to sell Maytag. And we assembled a team of internal people and external experts. We spent a lot of time doing our homework and the fundamental question we looked at was basically three. One, was this a great opportunity for our company and our shareholders? Would it create value? The second is it a fit to our strategy and do we have the organizational capabilities and capacities to execute it? And then thirdly, the whole issue around FTC legal issues, did we have a compelling position that it would be approved? Only after we went through this very detailed understanding with the best help and support and external advisors we could get, we and our board concluded last week the answer to all those were yes. And that really drove the timing of the announcement, particularly in light that the fact that Maytag board had established a shareholder vote on August 19 to vote on the first proposal out there. So that's really the events that put this in process. Again you've read all the news reports, I'm sure. I've got a stack about a foot high on my desk of the different press articles. I think it was balanced. I think the issues that thought we would be raised, were raised. There were questions about motivatations behind our bid. Was it defensive? Were we just trying to keep someone else from getting it? Were we trying to disrupt the process? I can assure you the answer to all those is no. We're doing it for one reason. Subject to due diligence, which I would caution you is a very important step in this process, we're doing it because we think the possibilities would be a great combination with our business in North America and globally and that it will create a significant value for our shareholders. That's the only reason. And as I'm going to mention in my analyst comments today, for those people who know our company, they will realize that's the only way we do business. There's a lot of noise about anti trust out there. We've got two external law firms have been through this thoroughly and we have a compelling position. This is an intensely competitive appliance industry and our position is when you examine the facts, as stated by law under the anti trust

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rules, this clearly in our mind will not decrease competition, it will enhance competition and that is the fundamental essence of our position. I'll also add that as soon as this was announced, we began contacting our trade partners. Dave Swift, Tim Yaggi, Sam Abdelnour and Karim Lalani and so on. We have had an overwhelming response from our trade partners. Positive. They believe we are the only company who can revive the Maytag business and that by reviving the Maytag brands that will make the marketplace more competitive so we couldn't be happier about that. From a legal standpoint, today is an important day. The Maytag board is meeting we believe and really as they say the ball is in their court. There's two tests that they have to pass. One is, is this a clearly superior financial offer for their shareholders. The answer is absolutely yes. And second, is it reasonably capable of closing. And we believe the answer is absolutely yes. So based on that we think they have no choice but to allow us to begin our due diligence. There's a lot of different outcomes in this, or possibilities. There's a lot of twists and turns, but I would just say that hopefully we find out something today or tomorrow at the latest, but I can't project much farther than that because as I go through this scenario planning with our lawyers, anything is possible. Probably the next relevant point is due diligence. I just emphasize that everything we have done is based on publicly available data. It's been based on our internal assessments it's been based on our understanding of this industry, particularly in the U.S. and Canada and that's what we drove our first conclusions on. But as you know, just like with our company, until you get inside and really see the details of the business, you have to go through that process in order to substantiate some of our assumptions and thoughts and ideas about that. So time is of the essence. That's what we've communicated externally. We have a team sponsored by the leaders of this project. I think there's 70 some people, both internal and external people standing ready, ready to go as soon as we get the clearance and agreement from Maytag to go. So that's where we are and we feel really good about our being prepared. We think we know the areas we need to go in and look at and we're just waiting for the opportunities to do that. The way I've put it, four days in to this we're in good shape. I think certainly the financial community supports this. I think we have balanced views in the press. We're very positive about our legal position, but I would also caution everyone, as I caution myself, we're now about one and one half miles into a 26 mile marathon. So we're gong through this with our heads on straight and there is only one criteria for us. We will do whatever is in the best interest of this company and our shareholders. And that is the guideline by which we make all decisions. So in short, that's a summary of where we are with this whole Maytag proposal. Again, it could change very quickly. Every day has been different this week and I'm sure it's going to be like that for a while. So I thought I'd just give you that overview and open it up for questions and for those things we cannot answer, we'll answer relative to the Maytag situation.

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Questions:

What kind of financial performance expectations would you have of our company given the kind of investment that it's going to take to pull this off. What are you expecting in terms of working capital, capital investment, reduction and on and on and on. How are we going to get the cash and the financial bandwidth to pull this off.

One of the things in our modeling, you've got to think of three pieces of this. One is the underlying Whirlpool business. Everybody knows what our expectations are for that. This year and on a go forward basis. Certainly if we complete this, we're going to have to go through like we do every year on our own, a very thoughtful process of setting priorities. Where are we going to allocate resources and so on and so forth. I don't see a dramatic change for our fundamental business worldwide, we got a lot of big investments coming down the pipe, those wont change. But just like we do any year, we're going to have to make with that, I won't call it incremental, but the tail end of the 20% of the resources that we do, that we're gong to have to make, we will put those resources where we get the best needs for the business taken care of. So the fundamental Whirlpool business will have relative little change in expectations. For the Maytag business, that's again what we need to do the due diligence for, to really understand the state of that business. We have modeled their business based on what they call their low end performance scenario that they published in their proxy file as well as their latest guidance, which they report their earnings tomorrow and we'll see where that comes out. So we've started them on what they're saying is a low level. We've modeled in both the efficiencies and savings that our teams have estimated that they can drive in any given time frame. We've done it on a quarter by quarter basis for the next couple of years. We've put in place in our modeling and again, think of this as a modeling process because there's a lot of things that can change. The estimated cost, whether it's restructuring costs or whatever cost, that would have to be funded during that period of time, we've estimated the manpower our resources we'd have to put on to execute. So I can't tell you what Whirlpool's Performa would look like this year. With the projection of this would close sometime next year, we've been in modeling 2006, 2007 and beyond and just let me say that I think we have a good understanding of all the levers but we have to validate them, we have to get in, we've got to prioritize. But the outcome we believe is significantly value creating for Whirlpool shareholders and for the combined organizations. Financing, Blair assures me he has no problem getting money and we have the balance sheet and we do. We have a strong financial position. And given what we've said publicly, in terms of the terms of this proposal, we are very comfortable with the balance sheet and financial position after this transaction.

Question: I want to assume we're gong to succeed on this deal so let's take a question in that space. You kind of hinted at .. . What's the optimistic and pessimistic timeline or date when we'd get the FTC approval?

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Answer: Once a definitive merger agreement is signed, then you have 30 days to the appropriate authorities in the first phase, That would be our goal to achieve that approval in that time period. It is not at all uncommon to get what is called a second request which then could go from anywhere from three months to six months and we're planning for all those scenarios. Is that okay Dan? Yes.

Other questions? Question from China about immediate benefit (I couldn't hear/understand what was being asked)

Okay, as I understand the question, what impact , good or bad, could this transaction have on China. Haier, as you know, is the largest appliance manufacturer in China. They were rumored, in fact they had been part of a consortium who said they intended to make a bid and they dropped out on Tuesday night. To answer you question specifically, I don't believe that this has any negative impact on our China business. I think you ought to think of it in terms of our global operating platform where China is increasingly becoming an important part of our supply base We export products like microwave hood combinations from China to markets in the U.S., so from a supply chain standpoint, I would see this as only a plus. In the local market of China, I can't speculate on that but I doubt that. I think Haier dropped out, they haven't publicly said, but I don't think I personally I'm not worried about a retaliation in China because of this. I think net net, if this is good for Whirlpool, this will be good for Whirlpool China.

Question from Comerio regarding Hoover Floor Care business.

Comments about the Hoover floor care part of the business and Maytag is mainly a North American company, what is your view on the consequences of it in North America and this possible acquisition.

First of all on the Hoover floor care business, you know that's a business we haven't been involved in for some time. Many of you may know we used to be in the floor care business. I don't have any specific comments about that other than it's just another reason why we need to do our due diligence and really understand that business, understand how it fits with what we do and until we do that, I don't think we have any position on that piece of the business. In terms of the consequences for Whirlpool regions outside of North America on all this, you know, again I would say the starting point is if this is good for Whirlpool in total , this is good for ultimately all of our operating units. Secondly I would say that from a strategic standpoint this is absolutely not a departure from our strategy, And if you examine it and see the slides we put out to the press on Monday, this is absolutely complementary to our strategy, and, in fact, the things that are needed to enhance and revitalize the Maytag business, are the things we've been working on for years. So I feel really good about the strategic fit. This is an opportunity to scale up our strategy particularly in North America. There will be some peripheral benefits for other parts of the

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world. They do have, I don't know exactly the size of it, but it's not trivial, export business to Europe, parts of Europe and other parts of the world. In terms of resources, again, we've modeled this based on our current business plan for Whirlpool for all the regions and based on what we see here, and as there is any year, you've go to make some priorities on some part of your resources, which we can't begin to estimate. But in principle, I would say for the other parts of the world, we're going to continue to execute your operating plan, just as we've designed today.

Another question:

Doug's question was given our offer was defined as at least 50% cash and the other in stock, and the Triton offer as $14 in cash, how will their Maytag board evaluate that.

Our strong belief is that not only is the $17.00 better, the opportunity to own Whirlpool stock gives the Maytag shareholder the opportunity and all the upside that we see in the business. And again, I think that's probably a stronger case now that you've seen what the market has said about what their view of what the combination can create in terms of value creation for Whirlpool. There will be some who argue that cash is cash, and there's uncertainty in stock and all that kind of stuff. But all I can say is we've outlined in broad terms of what that would be. We said we will deliver at what the appropriate time is $17.00 of value to Maytag shareholders. Again the marketplace views it as that value. but until we have the signed merger agreement, that exact payment, and how we will deliver that payment, will be part of that final merger agreement. So, again, I think there will be people on both sides of that but we believe whatever the final, assuming we go through due diligence and we can consummate a final merger agreement, that again ours will be viewed as absolutely a superior offer.

Question: Do we have a target payback time period for the acquisition?
The answer is not yet. We have a model which has payback periods and it looks really good, but again, until we get into this and can confirm our findings and put it all together, and be able to communicate over what period of time are we going to realize these benefits and what is the combined entities' financial and balance sheet going to look like, we really can't talk about payback periods at this time. But again, you should trust that if this wasn't, or isn't, as we go through due diligence a great shareholder value opportunity for Whirlpool, we wouldn't do it.